Filed Pursuant to Rule 424(b)(4)
                                                  Registration No. 333-131735

 PROSPECTUS

                               5,400,000 Shares


                    [ LOGO CARRINGTON LABORATORIES, INC. ]


                        CARRINGTON LABORATORIES, INC.
                                 Common Stock

  The shareholders of Carrington Laboratories, Inc. listed in this prospectus are offering for sale up to 5,400,000 shares of common stock issuable upon exercise of warrants.

  We expect that sales made pursuant to this prospectus will be made

   *  in broker's transactions;

   *  in block trades on the Nasdaq National Market;

   *  in transactions directly with market makers; or

   *  in privately negotiated sales or otherwise.

    We will not receive any of the proceeds of sales by the selling shareholders. We will pay the expenses incurred to register the shares for resale, but the selling shareholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.

    The selling shareholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and Securities and Exchange Commission regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.

    Our common stock is traded on the Nasdaq National Market under the symbol "CARN." On April 6, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $5.75 per share.

    See "Risk Factors," on page 4, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is April 7, 2006.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Securities and Exchange Commission, or SEC, allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

  *  Annual Report on Form 10-K for the year ended December 31, 2005,

  *  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  *  Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

  *  Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

  *  Proxy Statement dated April 14, 2005;

  *  Current Report on Form 8-K filed January 27, 2005;

  *  Current Report on Form 8-K filed February 22, 2005;

  *  Current Report on Form 8-K filed June 8, 2005;

  *  Current Report on Form 8-K filed September 1, 2005;

  *  Current Report on Form 8-K filed October 26, 2005;

  *  Current Report on Form 8-K filed November 22, 2005;

  *  Current Report on Form 8-K filed December 22, 2005

  *  Current Report on Form 8-K filed December 29, 2005;

  *  Current Report on Form 8-K filed March 30, 2006;

  * the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description; and

  * the description of our preferred share purchase rights contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

  Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.

  You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number:
 Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038, telephone (972) 518-1300.

 ----------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

   The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

                                 The Company

   Incorporated in Texas in 1973, we are a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. Our research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the Aloe vera L. plant. We are comprised of three business segments: the Medical Services Division, Consumer Services Division and DelSite Biotechnologies Inc., or DelSite. We sell prescription and nonprescription medical products through our Medical Services Division and provide manufacturing services to customers in medical markets. Through our Consumer Services Division, we sell consumer and bulk raw material products and also provide product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite was incorporated in 2001 as our wholly-owned subsidiary. DelSite operates independently from our research and development program and is responsible for the research, development and marketing of our proprietary GelSite[R] technology for controlled release and delivery of bioactive pharmaceutical ingredients.

                                 Our Strategy

   Our strategy is to continue to grow as a research-based biopharmaceutical company focused on offering quality products to our customers and potential partners. Key aspects of our strategy are to:

      * increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;

      * increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;

      * enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;

      * develop and market our proprietary GelSite[R] polymer technology for delivery of vaccines and therapeutics;

      * enter into strategic partnerships and collaboration arrangements related to our GelSite[R] technology; and

      * continue to develop our knowledge of polymers and their relationship to vaccines and bioactive protein and peptide therapeutics.

                                Recent Events

   On August 26, 2005, we issued a voluntary recall of Medline labeled alcohol-free mouthwash. As a result of this recall, Medline Industries, Inc. Mundelein, IL initiated a voluntary recall of Personal Hygiene Admission kits containing the same alcohol-free mouthwash. The mouthwash, which passed industry standard testing at the time of release, was recalled due to the possibility that it may contain Burkholderia cepacia. We continue to coordinate with the FDA and the Texas Department of Health in our recall efforts and in the investigation of this matter.

   On January 11, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Sonya Branch and Eric Branch vs. Carrington Laboratories, Inc., Medline Industries, Inc., and Gadsden Regional Medical Center. Plaintiffs have alleged they were damaged by the mouthwash product. The amount of damages have not been specified. We have $10,000,000 of product liability insurance. We and our insurance carrier intend to vigorously defend against these claims.

   On November 18, 2005, we sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes have a term of four years and mature on November 18, 2009. Interest on the notes is payable quarterly in arrears. The notes require mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series A Warrant in full. The notes are subordinate to our indebtedness to Comerica Bank and certain other of our indebtedness. In connection with the sale of the notes, the purchasers of our notes received (i) Series A Common Stock Purchase Warrants, or Series A Warrants, to purchase an aggregate of 2,500,000 shares of our common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants, or Series B Warrants, to purchase an aggregate of 2,500,000 shares of our common stock. In addition, the placement agent involved in the offering of the notes and warrants received a Series A Warrant to purchase 200,000 shares of our common stock. All of the Series A Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to our closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009. Pursuant to the purchase agreement entered into in connection with the sale of the notes and warrants, the shares of our common stock issuable upon exercise of the warrants are being offered for sale under this prospectus.

   On December 20, 2005 we entered into a settlement agreement with Swiss-American Products, Inc., or Swiss-American, and G. Scott Vogel (our former Vice President, Operations) to resolve all claims related to a lawsuit filed by Swiss-American in June 2001. The suit alleged, among other things, that Mr. Vogel improperly obtained proprietary information of Swiss-American from a former employer that manufactured products under contract for Swiss-American, and used that information on our behalf, in breach of certain common law duties and a confidentiality agreement between his former employer and Swiss-American. The suit further alleged that we and Mr. Vogel conspired to unlawfully disclose, convert and misappropriate Swiss-American's trade secrets. The settlement agreement provides for, among other things: (i) a cash payment by us to Swiss-American of $400,000, (ii) our issuance of a promissory note in favor of Swiss-American with an original principal balance of $400,000 and (iii) our issuance to Swiss-American of a Series C Common Stock Purchase Warrant, or Series C Warrant, to purchase a total of 200,000 shares of our common stock, with an exercise price per share equal to $5.00 and which expires (subject to certain acceleration events relating to our closing stock price) on December 20, 2009. The note bears interest at the rate of 6.0% per annum, payable quarterly in arrears, and all outstanding principal is due and payable in full, subject to certain mandatory prepayments discussed below, on December 20, 2009. The note requires mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series C Warrant in full. The note is subordinate to our indebtedness to Comerica Bank and certain other of our indebtedness. Under the terms of the settlement agreement, we also agreed to register for public resale the shares of our common stock issuable upon exercise of the Series C Warrant.

   On December 23, 2005, we completed the sale and associated leaseback of the building and real estate at our corporate headquarters in Irving, Texas to the Busby Family Trust and the Juice Trust, both of which are assignees of the original purchaser, none of which are related to us. The sale price was $4.8 million in cash, and after deducting transaction related costs and retiring the mortgage note related to the property, we received net proceeds totaling approximately $4.1 million. We intend to use the net proceeds for general corporate purposes.

                                 Our Offices

   We maintain our principal executive offices at 2001 Walnut Hill Lane, Irving, Texas 75038. Our telephone number is (972) 518-1300.

   Our website is located at www.carringtonlabs.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the SEC. We also post on our website the charters of our Audit, Compensation and Stock Option, Board Governance and Nominating and Executive Committees; and our Code of Business Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

                                  The Offering

 Common stock offered
 by the selling
 shareholders........      5,400,000 shares

 Use of proceeds.....      We will not receive any of the proceeds of sales
                           of common stock by the selling shareholders.

 Nasdaq National
 Market Symbol.......      CARN


                                 RISK FACTORS

   You should carefully consider the following risk factors, in addition to those discussed elsewhere in this prospectus, in evaluating our company and our business.

                        Risks Related to Our Business

 We may not achieve or sustain profitability.

   We incurred a net loss in the year ended December 31, 2005 of $5,336,000. We reported nominal net income of approximately $36,000 for the year ended December 31, 2004. We incurred a net loss for the year ended December 31, 2003 of $1,506,000.

   We rely heavily on outside sources of funds to maintain our liquidity. Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to:

      * increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;

      * increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;

      * enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;

      * develop and market our proprietary GelSite[R] technology;

      * enter into strategic partnerships and collaboration arrangements related to our GelSite[R] drug delivery programs and product candidates; and

      * continue to develop our preclinical product candidates and advance them to the point where they are available for strategic partnerships and collaboration arrangements.

   If we are not successful in executing our business plan, we may not achieve or sustain profitability.

 We are dependent on a limited number of customers.

   Three large customers account for most of our revenue. For the year ended December 31, 2005, Natural Alternatives International, Inc., Mannatech,
 Inc. and Medline Industries, Inc. accounted for 26.6%, 6.6% and 26.6%, respectively, for our total revenue. For the year ended December 31, 2004, sales to those three customers accounted for approximately 44.8%, 1.9% and 22.6%, respectively, of our total revenue. For the year ended December 31, 2003, sales to those three customers accounted for approximately 35.6%, 3.4% and 25.9%, respectively, of our total revenue. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account, alone or in the aggregate, for a high percentage of our net revenues. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer can have a material adverse effect on our financial position and results of operations. For instance, in 2005 combined sales to Natural Alternatives and Mannatech decreased approximately $5.1 million, or 35.5%, from their 2004 levels. Presently, we are uncertain as to the future levels of sales, if any, to these two customers. A further significant decrease in orders from these two customers would have a material adverse impact on our revenues and net income, as well as our ability to fund our continuing operations from cash flow.

 We may be subject to product liability exposure.

   We have recently been, and could in the future be, subject to product liability claims in connection with the use of products that we and our licensees are currently manufacturing, testing or selling or that we and any licensees may manufacture, test or sell in the future. We may not have sufficient resources to satisfy any liability resulting from these claims or be able to have our customers indemnify or insure us against such claims. We currently carry product liability insurance in the amount of $10,000,000, but such coverage may not be adequate in terms and scope to protect us against material adverse effects in the event of a successful product liability claim.

 We will need significant additional funds for future research and development.

   Our research and development expenses for the years ended December 31, 2005, 2004 and 2003 were $5,796,000, $4,737,000 and $3,660,000, respectively. Given our current level of cash reserves and rate of revenue generation, we may not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through additional partnering agreements or research grants, none of which may be available on terms acceptable to us or at all.

   We will need significant funding to pursue our overall product development plans. In general, our products under development will require significant, time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

 The terms of our credit facility restrict our operational flexibility.

   Our credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, or other restricted payments, swap or sell assets, merge or consolidate, or make acquisitions. Default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights and could cause us to be unable to repay all or a substantial portion of our then outstanding indebtedness. Our credit facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control. On three occasions in the past two years, and currently, we have been required to seek and obtain waivers for failure to satisfy certain financial ratios under our credit facility. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, restrict our ability to pay dividends on our common stock or subject us to other events of default. Any such restrictive covenants in any future debt obligations we incur could limit our ability to fund our businesses with equity investments or intercompany advances, which would impede our ability to operate or expand our business.

   From time to time we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. If, in the future, our lenders refuse to provide waivers of our credit facility's restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and may be prohibited from making payments on our then outstanding indebtedness.

 We may be unable to generate the cash flow to service our debt obligations.

   Our business may not generate sufficient cash flow, and we may be unable to borrow funds under our credit facility in an amount sufficient to enable us to service our indebtedness or to make anticipated capital expenditures. Our ability to meet our expenses and debt obligations, to refinance our debt obligations and to fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all.

 We are subject to extensive governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

   We are subject to regulation by numerous governmental authorities in the United States and other countries. The commercialization of certain of our proposed products will require approvals from the Food and Drug Administration, or the FDA, and comparable regulatory agencies in most foreign countries. To obtain such approvals, the safety and efficacy of the products must be demonstrated through extensive preclinical testing and human clinical trials. The safety or efficacy of a product, to the extent demonstrated in preclinical testing, may not be pertinent to the development of, or indicative of the safety or efficacy of, a product for the human market. In addition, the results of clinical trials of a product may not be consistent with results obtained in preclinical tests. Furthermore, there is no assurance that any product will be shown to be safe and effective or that regulatory approval for any product will be obtained on a timely basis, if at all.

   Certain of our proposed products will require governmental approval or licensing prior to commercial use. Our research, development, preclinical and clinical trial activities, as well as the manufacture and marketing of any products that we may successfully develop, are subject to an extensive regulatory approval process by the FDA and other regulatory agencies abroad. The process of obtaining required regulatory approvals for some of our products is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a product, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the product's market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.

   The results of preclinical and Phase 1 and Phase 2 clinical studies are not necessarily indicative of whether a product will demonstrate safety and efficacy in larger patient populations, as evaluated in Phase 3 clinical trials. Additional adverse events that could impact commercial success, or even continued regulatory approval, might emerge with more extensive post-approval patient use. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our or our licensees' products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude us and any of our licensees from marketing our products, or could limit the commercial use of the products, and thereby have a material adverse effect on our liquidity and financial condition.

 We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than we do, could adversely affect our results of operations.

   The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than we have. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than we to develop, refine, manufacture and market products which have application to the same indications as we are exploring. We understand that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market, certain products that will compete in markets associated with products we currently have under development. We compete against many companies that sell products which are competitive with our products, with many of our competitors using very aggressive marketing efforts. Many of our competitors are substantially larger than we are in terms of sales and distribution networks and have substantially greater financial and other resources. Our ability to compete against these companies will depend in part on the expansion of the marketing network for our products.

 The breadth, validity and enforceability of patents we have obtained cannot be predicted.

   We attempt to protect our proprietary rights by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of the our business. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

   Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected. Also, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S.

   We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable.
 We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection in the event of unauthorized use or disclosure of confidential or proprietary information, and, in addition, the parties may breach such agreements or our agreements may be deemed unenforceable. Our trade secrets may otherwise become known to, or be independently developed by, our competitors.

 We are dependent on key personnel and the loss of any of these individuals could have a material adverse effect on our operations.

   Our success depends in large part upon our ability to attract and retain highly qualified scientific, manufacturing, marketing and management personnel. We believe that we employ highly qualified personnel in all these areas. However, we face competition for such personnel from other companies, academic institutions, government entities and other organizations. We may not be successful in hiring or retaining the requisite personnel.

                      Risks Related to Our Common Stock

 We may be unable to maintain our listing on the Nasdaq National Market.

   Our common stock currently is listed for trading on the Nasdaq National Market. If we are unable to continue to meet Nasdaq's original listing standards, our common stock could be delisted from the Nasdaq National Market. If our common stock is delisted, we likely would seek to list our common stock on the Nasdaq SmallCap Market, the American Stock Exchange, or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock is not listed on the Nasdaq SmallCap Market or an exchange, trading of our common stock will be conducted in the over-the counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from the Nasdaq National Market and failure to obtain listing on such other market or exchange could subject our securities to so-called "penny stock rules" that impose additional sales practice and market-making requirements on broker-dealers that sell or make a market in such securities. Consequently, removal from the Nasdaq National Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market.

 The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.

   Many factors could cause the market price of our common stock to rise and fall, including the following:

  *   variations in our quarterly results;

  * announcements of technological innovations by us or by our competitors;

  * introductions of new products or new pricing policies by us or by our competitors;

  *   acquisitions or strategic alliances by us or by our competitors;

  *   recruitment or departure of key personnel;

  *   the gain or loss of significant orders;

  *   the gain or loss of significant customers;

  * changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

  * market conditions in our industry, the industries of our customers, and the economy as a whole.

   Since our initial public offering in 1983, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. Announcements of a positive or negative nature regarding technical innovations, new commercial products, regulatory approvals, patent or proprietary rights or other developments concerning us or our competitors could have a significant impact on the market price of our common stock.

 You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock, which could have an adverse effect on our stock price.

   Future sales of shares of our common stock by existing shareholders, or by shareholders who receive shares of our common stock through the exercise of options or warrants, the conversion of preferred stock or otherwise, could have an adverse effect on the price of our common stock. In particular, the shares of our common stock underlying the warrants represent an amount of shares equal to 50% of the our total outstanding common stock. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

 We do not pay cash dividends.

   We have not paid any cash dividends on our common stock since our initial public offering in 1983 and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

 Certain provisions of Texas law, our restated articles of incorporation and our bylaws could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.

   Our restated articles of incorporation and the Texas Business Corporation Act contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of shareholders. These include provisions limiting the shareholders' powers to remove directors or take action by written consent instead of at a shareholders' meeting. Our restated articles of incorporation also authorizes our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Our bylaws also include provisions that divide our directors into three classes that are elected for staggered three-year terms and that establish advance notice procedures with respect to submissions by shareholders of proposals to be acted on at shareholder meetings and of nominations of candidates for election as directors. Texas law also imposes conditions on certain business combination transactions with "interested shareholders."

   We have also adopted a shareholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.

   These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors," which include, but are not limited to, the following:

      * our inability to achieve profitability;

      * the competitive nature of the pharmaceutical industry;

      * our inability to protect our intellectual property;

      * our inability to obtain the funds needed to carry out large-scale clinical trials and other research and development projects;

      * the possibility that the results of our clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested;

      * our inability to obtain the required approvals of new products from the appropriate government agencies;

      * the condition, capacity and adequacy of our manufacturing and laboratory facilities and equipment;

      * the adequacy of our cash resources and cash flow from operations to finance our current operations;

      * our intention, plan or ability to repurchase shares of our outstanding common stock;

      * our ability to initiate, continue or complete clinical and other research programs;

      * our ability to enter into licensing agreements;

      * our ability to develop and market new products and increase sales of existing products;

      * our ability to reach satisfactory resolutions of our disputes with third parties;

      * our ability to collect the amounts owed to us by our distributors, customers and other third parties;

      * our ability to use tax loss carryforwards before they expire;

      * the possibility that new products may not meet with adequate customer acceptance;

      * our inability to obtain financing when needed;

      * our inability to obtain adequate supplies of Aloe vera L. leaves when needed or to purchase them at costs that will allow our products to be price-competitive; and

      * our inability to sell all of certain products that we have purchased or are obligated to purchase from certain suppliers.

                               USE OF PROCEEDS

   We will not receive any of the proceeds from sales of shares of common stock by the selling shareholders.

                             SELLING SHAREHOLDERS

   The following table sets forth (1) the name of each of the selling shareholders, (2) the number of shares of common stock beneficially owned by each such selling shareholder that may be offered for the account of such selling shareholder under this prospectus, and (3) the number of shares of common stock beneficially owned by each such selling shareholder upon completion of this offering. Such information was obtained from the selling shareholders but has not been independently verified by us. The term "selling shareholder" includes the persons listed below and their respective transferees, pledges, donees, or other successors. Two of the selling shareholders, Sam N. Wilson Jr. and Tammy Milliorn, are associated with Stonewall Securities, Inc., which performed investment banking services for us and received fees in connection with the November 2005 financing. Other than pursuant to our relationship with Stonewall Securities, Inc., none of the selling shareholders have had any material relationship with us during the past three years.

                                    Shares                         Shares
                                  Beneficially                  Beneficially
                                  Owned Prior                   Owned After
                                 to Offering(1) Shares Being   Offering(1)(2)
                                ---------------  Registered   ---------------
 Name of Beneficial Owner       Number  Percent  for Sale(2)  Number  Percent
 ------------------------       ------  -------  -----------  ------  -------
 The Baron and Darlene Cass
   Family Foundation(3)         60,000   0.37%       60,000       -       -
 Jim Beightol and Delores
   Beightol                    213,000   1.32%      200,000       -       -
 Billcor Investment, Ltd(4)    265,000   1.63%      250,000       -       -
 Bobby Cheney                  102,400   0.63%      100,000       -       -
 The Fitzgerald Trust dated
   March 18, 1994(5)         1,481,900   9.14%    1,000,000       -       -
 Pat Healy                      20,000   0.12%       20,000       -       -
 Joan Jones                    102,000   0.63%      100,000       -       -
 Joe Menefee                   225,800   1.39%      200,000       -       -
 Tammy Milliorn                 20,000   0.12%       20,000       -       -
 Don Nelson                    250,000   1.54%      250,000       -       -
 Ray Nixon                     180,000   1.11%      180,000       -       -
 Prime Petroleum Profit
   Sharing Trust(3)            690,700   4.26%      500,000       -       -
 Sands Money Purchase
   Pension Plan(3)             690,700   4.26%      500,000       -       -
 John L. Strauss             1,684,167  10.39%    1,000,000       -       -
 Diane Wilson                  250,838   1.55%      200,000       -       -
 Sam N. Wilson                 219,200   1.35%      200,000       -       -
 Sam N. Wilson Jr.             455,400   2.81%      420,000       -       -
 Swiss-American Products,
   Inc.(6)                     200,000   1.24%      200,000       -       -

 __________________


 (1) Except as otherwise indicated, each selling shareholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. Except as otherwise indicated, the numbers and percentages shown include (a) the shares of common stock actually owned as of January 31, 2006, and (b) the shares of common stock which the person or group had the right to acquire upon the exercise of warrants held by such selling shareholder on November 18, 2005. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire upon the exercise of warrants held by such selling shareholder, are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

 (2) We have no assurance that the selling shareholders will sell any of the securities being registered hereby.

 (3) A. Baron Cass III is the Trustee of this selling shareholder and is deemed to hold investment power and voting control over the shares held by this selling shareholder.

 (4) John Witt is the President of this selling shareholder and is deemed to hold investment power and voting control over the shares held by this selling shareholder.

 (5) James F. Fitzgerald, Sr. and Marilyn C. Fitzgerald are the co-trustees of this selling shareholder and are deemed to hold investment power and voting control over the shares held by this selling shareholder. The number and percentage shown for this selling shareholder include (a) the shares of common stock actually owned as of March 31, 2006 and (b) the shares of common stock which this selling shareholder had the right to acquire upon the exercise of warrants held by such selling shareholder on November 18, 2005.

 (6) William O. Kling is the President of this selling shareholder and is deemed to hold investment power and voting control over the shares held by this selling shareholder.

                             PLAN OF DISTRIBUTION

   We are registering the common stock covered by this prospectus to permit selling shareholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling shareholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

   The common stock offered by this prospectus may be sold from time to time to purchasers:

   * directly by the selling shareholders and their successors, which includes their assignees, donees, pledgees or transferees or their successors-in-interest, or

   * through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling shareholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

   Each selling shareholder and any of their successors, may, from time to time, sell any or all of their shares of our common stock on the Nasdaq National Market or any other stock exchange, market, or trading facility on which the shares registered pursuant to the registration statement, of which this prospectus forms a part, are traded, or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

  * ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  * block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  * purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  * an exchange distribution in accordance with the rules of the applicable exchange;

  *   privately negotiated transactions;

  * settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

  * broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  *   a combination of any such methods of sale;

  * through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  *   any other method permitted pursuant to applicable law.

   The selling shareholders may also sell shares of our common stock under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

   In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

   The selling shareholders and any broker-dealers or agents that are involved in selling or distributing the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In such event, any profit on the sale of shares of our common stock by the selling shareholders and any discounts, commissions, agent's commissions or concessions received by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any broker-dealer or agent regarding the sale of shares of our common stock by the selling shareholders.

   We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

   We have agreed to keep this prospectus effective until the earlier of
 (1) the date on which all of the shares have been sold pursuant to the prospectus, or (2) or the date on which the shares may be resold by the selling shareholders without any restriction pursuant to Rule 144. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                                LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Thompson & Knight LLP, Dallas, Texas.

                                   EXPERTS

   The financial statements of Carrington Laboratories, Inc. as of and for the years ended December 31, 2005, 2004 and 2003, and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Carrington Laboratories, Inc. have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed with the SEC, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.

   Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

 =======================================   =================================

 We have not authorized any person to
 give any information or to make any
 representation not contained in this
 prospectus, and, if given or made,
 such information or representation
 must not be relied upon as having been
 authorized by or on behalf of us. This
 prospectus does not constitute an offer
 to sell or a solicitation of an offer
 to buy any shares covered by this
 prospectus in any jurisdiction or to
 any person to whom it is unlawful to
 make such offer or solicitation. The                   5,400,000 Shares
 information in this prospectus is
 current as of its date. Neither the
 delivery of this prospectus nor any
 sale made hereunder shall, under any
 circumstances, imply that there has
 been no change in the affairs of
 our company or that the information
 contained in this prospectus is
 correct as of any subsequent date.
               ___________              [ LOGO CARRINGTON LABORATORIES, INC. ]

            TABLE OF CONTENTS

                                  Page
 Incorporation of Certain
  Information by Reference ...     I          Carrington Laboratories, Inc.
 Prospectus Summary...........     1
 Risk Factors.................     4
 Cautionary Statement
  Regarding Forward-
  Looking Statements .........     9                  Common Stock
 Use of Proceeds..............     9
 Selling Shareholders.........    10
 Plan of Distribution.........    11
 Legal Matters................    12                  _____________
 Experts......................    12
 Where You Can Find                                    PROSPECTUS
  Additional Information .....    12                  _____________



                                                      April 7, 2006

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